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FOR IMMEDIATE RELEASE
For more information, contact:
Julie Pitts
412-343-4000 x122
julie@condorweb.com



                            CONDOR CLOSES ACQUISITION
                            OF GLOBAL CORE STRATEGIES
            Acquisition expands Condor's ERP implementation services


ANNAPOLIS, MD--Dec. 22, 1998--Condor Technology Solutions, Inc., a leading provider of information technology solutions, announced the closing of the acquisition of Global Core Strategies, Inc., recognized for excellence in middle market and Fortune 1000 SAP R/3 implementation.

The acquisition was made with a combination of cash and stock, with a total initial purchase price of $32 million. Global has a strong history of growth, with trailing 12-month revenues of approximately $30 million.

The move allows Condor to build and deliver a wider range of services to middle market companies, particularly for clients requiring ERP solutions. Global customers benefit from Condor's already wide range of services offered through three divisions: consulting, systems and desktop.

Dan Roche, Condor President and Chief Operating Officer, said the combination of the two companies creates synergies within Condor that will allow clients to complete long-term projects with a single service provider.

"Through Condor's data warehousing, decision support, e-commerce and interactive services, ERP customers can build upon the base ERP implementation, adding higher degrees of intelligence to the system and greater degrees of value to the business," Roche said.

A recipient of SAP's 1998 Partner Award for Excellence, Global fields a team of more than 150 consultants, who average more than four years of SAP experience and 15 years of business experience.

Founded in 1991 and headquartered in Stamford, Conn., Global has offices in Boston, Mass.; Atlanta, Ga.; Palo Alto, Calif.; Mexico City and San Juan, Puerto Rico.

Condor Technology Solutions, Inc.
Condor Technology Solutions, Inc. (NASDAQ: CNDR) is a leading provider of full-service information technology solutions to Fortune 1000 firms, middle market


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companies and government entities. Founded in 1996 and headquartered in
Annapolis, Md., Condor offers complementary consulting, systems and desktop services. This unique integration offers clients a single source for virtually all information technology solutions. Condor's three divisions include 1,075 employees in 32 offices.

Safe Harbor
Statements in this press release that are not strictly historical are "forward looking" statements that are subject to risk and uncertainty. Factors that could cause actual results to differ materially include, but are not limited to, competition, acquisitions, acquisition integration, retention of clients of acquired companies, attracting and retaining highly skilled employees, managing risks associated with client projects, revenue and earnings assumptions based on assumptions about continued growth and margins, as well as other risks detailed in company reports filed with the Securities and Exchange Commission, including its prospectus, 10-K and 10-Q filings.